UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Canada Goose Holdings Inc.
(Name of Issuer)

Subordinate Voting Shares
(Title of Class of Securities)

135086106
(CUSIP Number)

Glen Eddie	Jonathan J. Russo
Torkin Manes LLP	Pillsbury Winthrop Shaw Pittman LLP
51 Yonge Street, Suite 1500	31 West 52nd
Toronto ON M5C 2W7	New York, New York 10019
(416) 863-1188	(212) 858-1528

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 135086106	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
Dani Reiss

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
20,201,040 (See Item 4)

	6	SHARED VOTING POWER
Not Applicable

	7	SOLE DISPOSITIVE POWER
20,201,040 (See Item 4)

	8	SHARED DISPOSITIVE POWER
Not Applicable

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,201,040 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.4%[1] (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Calculated based on 109,727,543 shares outstanding as of December 31, 2019, of which 51,004,076 were Multiple Voting Shares, 58,652,761 were Subordinate Voting Shares and 70,706 were Subordinate Voting Shares subject to vested options and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 135086106	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
DTR LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
17,579,451 (See Item 4)

	6	SHARED VOTING POWER
Not Applicable

	7	SOLE DISPOSITIVE POWER
17,579,451 (See Item 4)

	8	SHARED DISPOSITIVE POWER
Not Applicable

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,579,451 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.0% (See Item 4)[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

2 Calculated based on 109,656,837 shares outstanding as of December 31, 2019, of which 51,004,076 were Multiple Voting Shares and 58,652,761 were Subordinate Voting Shares.

CUSIP No. 135086106	13G	Page 4 of 7 Pages

Item 1(a)	Name of Issuer:

Canada Goose Holdings Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

250 Bowie Avenue
Toronto, Ontario, Canada, M6E 4Y2

Item 2.

(a)	Name of Person Filing:

This statement is being filed on behalf of Dani Reiss, a natural person, and DTR LLC, a Delaware limited liability company (together with Dani Reiss, the “Reporting Persons”), which is controlled by Dani Reiss.

(b)	Address of the Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons  is c/o Canada Goose Holdings Inc., 250 Bowie Avenue, Toronto, Ontario, Canada, M6E 4Y2.

(c)	Citizenship:

Dani Reiss is a Canadian citizen. DTR LLC is a limited liability company formed under the laws of the State of Delaware.

(d)	Title of Class of Securities:

The class of equity securities of the Issuer to which this statement on Schedule 13G relates is Subordinate Voting Shares.

(e)	CUSIP Number:

The CUSIP number of the Issuer’s Subordinate Voting Shares is 135086106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 135086106	13G	Page 5 of 7 Pages

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

This Amendment No. 2 to Schedule 13G is being filed on behalf of the Reporting Persons.  As of the close of business on December 31, 2019, Dani Reiss is the beneficial owner of 20,130,334 Multiple Voting Shares of the Issuer, of which 17,579,451 Multiple Voting Shares are registered in the name of DTR LLC and the remainder are registered in the name of DTR (CG) Limited Partnership and DTR (CG) II Limited Partnership, entities controlled by Dani Reiss. Dani Reiss is also the beneficial owner of 70,706 Subordinate Voting Shares subject to vested options to purchase Subordinate Voting Shares.

The rights of the holders of the Issuer’s Multiple Voting Shares and Subordinate Voting Shares are substantially identical, except with respect to voting and conversion.  The Subordinate Voting Shares have one vote per share and the Multiple Voting Shares have 10 votes per share.  The Subordinate Voting Shares are not convertible into any other class of shares, while the Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at the option of the holder and under certain other circumstances.

Accordingly, the 20,130,334 Multiple Voting Shares beneficially owned by Dani Reiss are convertible, at the option of Dani Reiss, into 20,130,334 Subordinate Voting Shares, which, together with the 70,706 Subordinate Voting Shares beneficially owned by Dani Reiss, represent approximately 18.4% of the Issuer’s outstanding Subordinate Voting Shares.  The 17,579,451 Multiple Voting Shares held by DTR LLC are convertible, at the option of DTR LLC, into 17,579,451 Subordinate Voting Shares, or approximately 16.0% of the Issuer’s outstanding Subordinate Voting Shares.

The 20,130,334 Multiple Voting Shares and 70,706 Subordinate Voting Share beneficially owned by Dani Reiss represent approximately 35.4% of the Issuer’s total voting power.  The 17,579,451 Multiple Voting Shares held by DTR LLC represent approximately 30.9% of the Issuer’s total voting power.

The percentage of the Issuer’s outstanding Subordinate Voting Shares and total voting power held by the Reporting Persons are based on 51,004,076 Multiple Voting Shares and 58,652,761 Subordinate Voting Shares outstanding as of December 31, 2019 and, in the case of Dani Reiss, 70,706 Subordinate Voting Shares subject to vested options and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

DTR LLC is party to an Investor Rights Agreement, dated as of March 6, 2017, with Brent (BC) Participation S.à r.l., a private limited liability company incorporated and existing under the laws of Luxembourg (“Brent”).  The Investor Rights Agreement requires that DTR LLC and Brent cast all votes to which they are entitled to elect directors designated in accordance with the terms and conditions of the Investor Rights Agreement.  As a result, DTR LLC and Brent may be deemed to be a group for purposes of Section 13(d) of the Act.  DTR LLC disclaims beneficial ownership of the securities held by Brent.

CUSIP No. 135086106	13G	Page 6 of 7 Pages

(b)	Percent of class:

See Item 4(a) hereof.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
(x)	Dani Reiss: 20,130,334 Multiple Voting Shares of the Issuer and 70,706 Subordinate Voting Shares of the Issuer subject to represent vested options to purchase Subordinate Voting Shares of the Issuer
(y)	DTR LLC: 17,579,451 Multiple Voting Shares of the Issuer

(ii)	Shared power to vote or to direct the vote: Not Applicable

(iii)	Sole power to dispose or to direct the disposition of:
(x)	Dani Reiss: 20,130,334 Multiple Voting Shares of the Issuer and 70,706 Subordinate Voting Shares of the Issuer subject to vested options to purchase Subordinate Voting Shares of the Issuer
(y)	DTR LLC: 17,579,451 Multiple Voting Shares of the Issuer

(iv)	Shared power to dispose or to direct the disposition of: Not Applicable

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Reference is hereby made to Exhibit 1 to the statement on Schedule 13G filed by the Reporting Persons on February 13, 2018, which is incorporated herein by reference.

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

CUSIP No. 135086106	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/13/20
Date

/s/ Dani Reiss
Dani Reiss

2/13/20
Date

DTR LLC

/s/ Dani Reiss
Authorized Person